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                                                                    Exhibit 99.6

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Sensormatic Electronics Corporation. The offer is made by the prospectus and the related letter of transmittal and any amendments or supplements thereto, and is being made to all holders of shares of common stock of Sensormatic. The offer, however, is not being made to, nor will Sensormatic common shares be accepted from or on behalf of, holders of Sensormatic common shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Tyco Acquisition Corp. XXIV (NV) may in its discretion, however, take such action as it may deem necessary to make the offer in any jurisdiction and extend the offer to holders of Sensormatic common shares in such jurisdiction. In jurisdictions whose laws require that the offer be made by a licensed broker or dealer, the offer shall be deemed to be made on Tyco Acquisition's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Exchange
Common Shares
of
Tyco International Ltd.
Having a Value of $24.00
(determined and subject to an
exception as described below)
by
Tyco Acquisition Corp. XXIV (NV)
a wholly-owned subsidiary of Tyco International Ltd.
for each outstanding Share of Common Stock of
Sensormatic Electronics Corporation

Tyco Acquisition Corp. XXIV (NV), a Nevada corporation and a wholly-owned subsidiary of Tyco International Ltd., a Bermuda company, is offering to exchange a fraction of a Tyco common share, par value $0.20 per share, having a value of $24.00, determined and subject to an exception as described below, for each outstanding share of common stock, par value $0.01 per share, of Sensormatic Electronics Corporation, a Delaware corporation. The offer is being made upon the terms and subject to the conditions set forth in the prospectus, dated August 23, 2001, and in the related letter of transmittal. The terms and conditions contained in the prospectus and in the letter of transmittal, and any amendments or supplements thereto, collectively constitute the "offer." The fraction of a Tyco common share for which each Sensormatic share will be exchanged in the offer will be determined by dividing $24.00 by a five trading day average of the daily volume-weighted averages of the per share selling prices of a Tyco common share on the New York Stock Exchange, as reported by Bloomberg Financial Markets. This average will be calculated for the five consecutive trading days ending on the fourth trading day prior to and not including October 1, 2001, the initial date designated as the expiration date of the offer. If the Tyco average share price, determined as described in the preceding sentence, is less than $46.25, Tyco may terminate the merger agreement with Sensormatic referred to below unless Sensormatic's board of directors agrees to an exchange ratio of 0.5189 Tyco common shares for each Sensormatic common share, in which event Sensormatic common stockholders would receive a fraction of a Tyco common share valued at less than $24.00 for each Sensormatic common share. Cash will be paid in lieu of the issuance of fractional Tyco common shares.
Stockholders of record who tender directly to the exchange agent will not be obligated to pay any brokerage fees or commissions on the exchange of Sensormatic common shares pursuant to the

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offer. Stockholders who hold their Sensormatic common shares through a broker or bank should consult that institution as to whether it charges any service fees. Tyco Acquisition will pay all charges and expenses of Mellon Investor Services LLC, which is acting as exchange agent for the offer, and MacKenzie Partners, Inc., which is acting as the information agent for the offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 P.M., NEW YORK CITY TIME, ON MONDAY, OCTOBER 1, 2001, UNLESS THE OFFER IS EXTENDED.

The offer is conditioned upon (1) there being validly tendered and not properly withdrawn prior to the expiration date that number of Sensormatic common shares which represents at least a majority of the total outstanding Sensormatic common shares on a fully-diluted basis, (2) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and similar material antitrust laws of non-U.S. jurisdictions that are applicable to the offer, (3) the registration statement of which the prospectus forms a part having been declared effective by the Securities and Exchange Commission, (4) the Tyco common shares to be issued in the offer and the merger referred to below having been approved for listing on the New York Stock Exchange and (5) the tax opinions regarding the expected tax-free treatment of the exchange of Sensormatic common shares for Tyco common shares pursuant to the offer and the merger under U.S. federal tax laws not having been withdrawn. These conditions are referred to as the "basic conditions." The offer is also subject to other conditions described in the prospectus. The offer is being made pursuant to the agreement and plan of merger, dated as of August 3, 2001, between Tyco Acquisition and Sensormatic, including a guarantee by Tyco. The merger agreement provides that following the completion of the offer and the satisfaction or waiver of all other conditions set forth in the merger agreement and in accordance with the Nevada General Corporation Law and Delaware General Corporation Law, Sensormatic will be merged with and into Tyco Acquisition. At the effective time, each Sensormatic common share issued and outstanding immediately prior to the effective time not beneficially owned by Tyco or Sensormatic (other than shares as to which appraisal rights have been exercised, if such rights are available) will be cancelled and will be converted into the right to receive the same fraction of a Tyco common share received for each Sensormatic common share in the offer. The merger agreement is more fully described in and is annexed to the prospectus.
The Sensormatic board of directors (1) unanimously recommends that Sensormatic common stockholders accept the offer and tender their shares pursuant to the offer and (2) has determined, by the unanimous vote of the directors present at a special meeting, that the terms of the offer and the merger are advisable, fair to, and in the best interests of, Sensormatic's common stockholders. For purposes of the offer, Tyco Acquisition will be deemed to have accepted for exchange Sensormatic common shares validly tendered and not properly withdrawn when, as and if Tyco Acquisition gives oral or written notice to the exchange agent of its acceptance of the tenders of such Sensormatic common shares. Delivery of Tyco common shares in exchange for Sensormatic common shares pursuant to the offer and cash in lieu of fractional Tyco common shares will be made by the exchange agent as soon as practicable after receipt of such notice. The exchange agent will act as agent for tendering stockholders for the purpose of receiving Tyco common shares and cash in lieu of fractional Tyco common shares from Tyco Acquisition and transmitting such Tyco common shares and cash to validly tendering stockholders. In all cases, payment for Sensormatic common shares accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of (i) certificates representing such Sensormatic common shares or timely confirmation of a book-entry transfer of such Sensormatic common shares into the exchange agent's account at The Depository Trust Company, (ii) a properly completed and duly executed

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letter of transmittal with any required signature guarantees or an agent's message in connection with a book-entry transfer and (iii) any other documents required by the letter of transmittal. The term "expiration date" means 6:00 P.M., New York City time, on Monday, October 1, 2001, unless and until Tyco Acquisition extends the period of time for which the offer is open, in which event the term "expiration date" will mean the latest time and date at which the offer, as so extended by Tyco Acquisition, will expire. If the conditions to the offer are not satisfied or waived on any scheduled expiration date of the offer, Tyco Acquisition will extend the offer until such time as such conditions are satisfied or waived; provided that (1) without Sensormatic's written consent, no single extension will exceed ten (10) business days and (2) Tyco Acquisition will not be required to extend the offer beyond March 3, 2002. Tyco Acquisition will also extend the offer for any period required by any rule or regulation of the Securities and Exchange Commission applicable to the offer, but Tyco Acquisition will not be required to extend the offer beyond March 3, 2002. If all the conditions to the offer are satisfied or waived at the scheduled expiration date, Tyco Acquisition will accept all tendered shares for exchange and may extend the offer for an additional period or periods totaling between three and 20 business days. During this extension period, which is referred to as a subsequent offering period, Tyco Acquisition will promptly accept for exchange all Sensormatic common shares that are validly tendered. Tyco Acquisition expects to provide a subsequent offering period if less than 90% of the Sensormatic common shares on a fully-diluted basis have been tendered or any shares of Sensormatic's convertible preferred stock remain outstanding at the time Sensormatic common shares are initially accepted for exchange in the offer. Tyco Acquisition expressly reserves the right to waive the conditions to the offer and to make any other changes in the terms and conditions of the offer, provided that without the prior written consent of Sensormatic (1) the basic conditions of the offer may not be changed or waived and (2) no change may be made that changes the form of consideration to be paid, decreases the amount of consideration to be paid or the number of Sensormatic common shares sought in the offer, changes the conditions to the offer, imposes conditions to the offer in addition to those set forth in the merger agreement, extends the expiration date of the offer (except as provided above) or makes any other change to the terms and conditions of the offer which is adverse to the holders of the Sensormatic common shares.
If Tyco Acquisition extends the offer, Tyco Acquisition will make a public announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any such extension, all Sensormatic common shares previously tendered and not properly withdrawn will remain subject to the offer, subject to the right to withdraw the Sensormatic common shares. Withdrawal rights are not available during the subsequent offering period.
Tenders of Sensormatic common shares made pursuant to the offer are irrevocable, except that Sensormatic common shares tendered pursuant to the offer may be withdrawn at any time prior to the expiration date, other than during the subsequent offering period, and unless theretofore accepted for exchange pursuant to the offer, may also be withdrawn at any time after October 21, 2001. For a withdrawal of Sensormatic common shares tendered to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at one of its addresses set forth in the prospectus. Any notice of withdrawal must specify the name(s) of the person(s) who tendered the Sensormatic common shares to be withdrawn, the number of Sensormatic common shares to be withdrawn and the name(s) in which the certificate(s) representing such Sensormatic common shares are registered, if different from that of the person(s) who tendered such Sensormatic common shares. If certificates for Sensormatic common shares to be withdrawn have been delivered or otherwise identified to the exchange agent, the name(s) of the registered holder(s) and the serial numbers shown on the particular certificate

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evidencing the Sensormatic common shares to be withdrawn must also be furnished to the exchange agent prior to the physical release of the Sensormatic common shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an eligible institution (as defined in the prospectus), except in the case of Sensormatic common shares tendered by an eligible institution. If Sensormatic common shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name(s) and number(s) of the account(s) at DTC to be credited with such withdrawn Sensormatic common shares and must otherwise comply with DTC's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Tyco Acquisition in its discretion, and its determination will be final and binding on all parties.
The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the prospectus and is incorporated herein by reference.
In connection with the offer, Sensormatic has provided Tyco Acquisition with the names and addresses of all record holders of Sensormatic common shares and security position listings of Sensormatic common shares held in DTC. The prospectus, the related letter of transmittal and other related materials will be mailed to registered holders of Sensormatic common shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Sensormatic common shares.
The offer is being made only for Sensormatic common shares. Holders of shares of Sensormatic's 61/2% convertible preferred stock who wish to convert their preferred shares subject to and immediately prior to the initial acceptance of common shares for exchange in the offer and, immediately after such conversion, tender in the offer the common shares issuable on conversion, may do so pursuant to a procedure established by Tyco Acquisition and Sensormatic. Holders of Sensormatic preferred shares who would otherwise be entitled to receive the dividend on the Sensormatic preferred shares payable on October 1, 2001 and who participate in this procedure will receive this dividend. Holders of Sensormatic preferred shares should contact the information agent for information on this procedure.
The prospectus and the related letter of transmittal contain important information that should be read carefully before any decision is made with respect to the offer.
Any questions or requests for assistance or for additional copies of the prospectus, the related letter of transmittal and other related tender offer materials may be directed to the information agent at its address and telephone number set forth below, and copies will be furnished promptly at Tyco Acquisition's expense. Tyco Acquisition will not pay any fees or commissions to any broker or dealer or any other person, (other than the exchange agent and the information agent), in connection with the solicitation of tenders of Sensormatic common shares pursuant to the offer.
The Information Agent for the Offer is:

MACKENZIE PARTNERS, INC.
LOGO

156 Fifth Avenue
New York, New York 10010
(212) 929-5500 (Call Collect)
E-mail: proxy@mackenziepartners.com
or
Call Toll-Free (800) 322-2885
August 23, 2001